ALTRUUS, INC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 29, 2018



Independent Accountant's Review Report

To Management
Altruus, Inc.
Austin, TX

We have reviewed the accompanying balance sheet of Altruus, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 29, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ALTRUUS INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 269	$ (213)
TOTAL CURRENT ASSETS	269	(213)
NON-CURRENT ASSETS		
Fixed Assets	6,382	6,382
Accumulated Amortization	(3,152)	(1,876)
TOTAL NON-CURRENT ASSETS	3,230	4,506
OTHER ASSETS		
Intangible Assets	408,893	364,452
Accumulated Amortization	(163,667)	(86,333)
TOTAL OTHER ASSETS	245,226	278,119
TOTAL ASSETS	$ 248,725	$ 282,412
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	49,331	29,292
Credit Card	4,116	-
TOTAL CURRENT LIABILITIES	53,447	29,292
NON-CURRENT LIABILITIES		
Convertible Notes	25,000	113,025
Loans From Members	16,750	225,538
TOTAL LIABILITIES	95,197	367,855
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 5,456,194 shares issued and outstanding. $0.0001 par value)	55	-
Additional Paid in Capital	353,258	74,365
Retained Earnings (Deficit)	(199,785)	(159,808)
TOTAL SHAREHOLDERS' EQUITY	153,528	(85,443)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 248,725	$ 282,412

Unaudited- See accompanying notes.

ALTRUUS INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017		2016	
Operating Income				
Revenue	$	393	$	1,341
Operating Expense				
Amortization		77,335		61,389
Legal & Professional Fees		15,733		22,717
Sales Expense		14,800		1,017
General & Administrative		3,002		5,485
Travel, Hotels & Meals		2,589		10,252
Depreciation		1,276		1,127
Rent		-		933
Marketing		-		2,543
Salaries & Wages		-		55,686
		114,735		161,149
Net Income from Operations		(114,342)		(159,808)
Net Income	$	(114,342)	$	(159,808)

ALTRUUS INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (114,342)	$ (159,808)
Amortization	77,334	61,389
Changes in Accounts Payable	19,958	29,292
Changes in Credit Card	4,116	-
Depreciation	1,276	1,126
Net Cash Flows From Operating Activities	(11,658)	(68,001)
Cash Flows From Investing Activities		
Computer Fixed Assets	-	(2,994)
Intangible Assets	(44,441)	(115,014)
Net Cash Flows From Investing Activities	(44,441)	(118,008)
Cash Flows From Financing Activities		
Change in Loans	(208,707)	125,838
Change in Convertibles	(88,025)	53,025
Change in Contributed Capital	353,258	19,261
Distributions	-	(13,398)
Issuance of Common Stock	55	-
Net Cash Flows From Financing Activities	56,581	184,727
Cash at Beginning of Period	(213)	1,070
Net Increase (Decrease) In Cash	482	(1,283)
Cash at End of Period	$ 269	$ (213)

ALTRUUS INC.
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Starting Equity (Deficit)	$ (85,443)	$ 68,502
Issuance of Common Stock	55	-
Distributions	-	(13,398)
Change in Contributed Capital	353,258	19,261
Net Income (Loss)	(114,342)	(159,808)
Ending Equity (Deficit)	$ 153,528	$ (85,443)

ALTRUUS, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 & 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Altruus, Inc (the "Company") is a corporation organized under the laws of the States of Delaware and Texas. The Company is a social gifting mobile platform & network that allows users to be spontaneous gift to friends, strangers, and non-profits. Prior to 2017, the Company operated as a Texas LLC.

As of December 31, 2017, the Company had not commenced its principal operations or generated revenue. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with a useful life of greater than one year, and an original purchase price of $500 or more. Depreciation is calculated using the straight-line method over management's estimate of each asset's useful life. Fixed assets considered of computers.

Intangible Assets

Costs and investment in product development will be capitalized as the product becomes ready for commercial use. Costs thereafter are expensed as incurred, except for upgrades and enhancements which add functionality, which are capitalized. The capitalized costs will be amortized on a straight-line basis over the useful life of the asset.

Intangible Assets consists of the Company's social media and mobile applications that were designed for user experience and user interface. The social media and mobile applications were built by outside contractors. The estimated breakdown of the intangibles is 20% iOS code, 20% Ruby platform, 60% backend, Android code, databases, endpoints, architecture & hosting.

Promotional & Advertising

Advertising costs are expensed as incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of June 21, 2018, an equity compensation plan has been proposed and implemented by the Company's management— 10% of equity units were placed into a pool for restriction of this plan. Two advisors have been paid in equity.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and Texas. The Company incurred net operating losses during tax years 2016 and 2017. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filings for 2016 and 2017 will be subject to review by the Internal Revenue Service until 2020, and 2021, respectively.

The Company's 2016 and 2017 Delaware annual reports will be subject to review by that State until 2020, and 2021, respectively.

NOTE C- COMMON STOCK

The Company authorized and issued one class of common stock in which all voting rights are the same.

NOTE D- FOREIGN OPERATIONS

The Company has a non-operating foreign subsidiary in Mexico, Altruus Mexico. The foreign subsidiary was intended to operate as a test market for the Company's platform and may resume operations in the future.

Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible imitations on foreign investment and income repatriation, government price or foreign exchange controls, and restricts on currency exchange. Net assets of foreign operations are less than 10% of the Company's total net assets.

NOTE E- DEBT

The Company had a convertible note in the amount of $25,000 outstanding as of December 31, 2017. This debt is convertible at 25% less than the lowest per-share selling price at which new securities are issued in a qualified financing event; or with respect to conversion upon a change of control, or at the maturity date.

The Company also has a non-convertible note payable to Jose Morfin Dieguez, a related party. There is no interest rate and no maturity date. Management plans to pay this debt as soon as possible.

NOTE F-WARRANT

On June 29, 2017, the Company issued a Warrant to Batchery, LLC, to purchase shares of Altruus, Inc. The redemption of this Warrant will be equal to four percent of the Company's fully-diluted capitalization, which will be measured immediately following the last closing of the next qualified equity financing occurring after the issuance date of the warrant. If the holders elect for the "shares" to be shares of the Company's common stock, the fully-diluted capitalization of the Company shall be measured as of immediately prior to the first exercise of this Warrant for shares of Common Stock. The common valuation shall be $500,000.

NOTE G-CONVERSION

During fiscal year 2017, the Company converted most of its outstanding debt into equity. The following shows the equity that was converted from debt. This conversion is reflected as a change in contributed capital in the statement of cashflows.

1. Bonilla-Clark LLC $100,150
2. Caitlin Clark $94,967
3. Francisco B. Garcia $35,171
4. Brent Weber $10,000
5. Charles Escutia $81,425 **(a)**
6. Gregg Alvarez $31,600 **(b)**

(a) $91,916 of actual equity was exchanged for the principal sum of $81,425 with 6% interest
(b) $35,392 of actual equity was exchanged for the principal sum of $31,600 with 6% interest

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 29, 2018, the date that the financial statements were available to be issued.